SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK

SURRENDER CHARGE MODIFICATION RIDER

This rider is part of the Policy to which it attaches and is effective as of the Policy Date, unless another date is specified in Section 1 of the Policy.  It is part of, and subject to, the other terms and conditions of the Policy.  If the terms of this rider and the Policy conflict, this rider’s provisions will control.

Benefit
This rider provides that We will reduce the surrender charge during the first three Policy Years.

Rider Charge
The Account Value will be reduced by a monthly charge as shown in Section 1 of the Policy.

Surrender Charges
During the first three Policy Years, We will reduce the amount of the surrender charge applied to the initial Specified Face Amount. The percentage amount of the reduction is as follows:

Policy Year	Surrender Charge Reduction
1	100%
2	75%
3	50%

The amounts of the reduced surrender charges for the initial Specified Face Amount are shown in Section 1 of the Policy.

Limitations and Conditions
The surrender charge reductions do not apply to any increases in the Specified Face Amount. The surrender charge that does apply to any increases in the Specified Face Amount is calculated separately as described in the Policy and shown in Section 1.

Termination
This rider will terminate upon termination of the Policy.

[Missing Graphic Reference]
[Robert C. Salipante], [President]

        VUL-SCMR-2007